Room 4561

August 25, 2006

John J. Hanlon
Chief Financial Officer
Synplicity, Inc.
600 West California Avenue
Sunnyvale, California 94086

Re: Synplicity, Inc.
        Form 10-K for the year ended December 31, 2005
        Filed on March 15, 2006
        Form 10-Q for the quarter ended June 30, 2006
        Filed on August 9, 2006
        File No. 000-31545

Dear Mr. Hanlon:

        We have reviewed your response letter dated May 30, 2006, and have the
following comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 15, 2006

Summary of Significant Accounting Policies

Revenue Recognition

1.   Refer to your response to comment No. 3 of our letter dated April 18, 2006. Note
        that the revenue presentation in your Consolidated Statements of Operations
        should be consistent with GAAP. In this regard, the allocation of bundled
        revenue between license and maintenance revenue based upon "a similar
        proportion to perpetual license transactions" does not appear to be appropriate.

You would be limited to the use of VSOE of fair value, as determined by the appropriate GAAP, for purposes of allocating arrangement consideration among deliverables in your Consolidated Statements of Operations. In future filings, amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable, as determined by GAAP.

2.   With regard to your arrangements accounted for in accordance with SOP 81-1, it appears that revenue related to your customer software development arrangements is allocated to license revenue for purposes of presentation in your Consolidated Statement of Operations. Clarify whether this allocation method is followed for all revenue recognized under SOP 81-1. Cite the provisions in SOP 81-1 or SOP 97-2, or other accounting literature, on which you have relied in making your allocation determinations.

3.   Refer to your response to prior comment No. 5 regarding arrangements including both time-based licenses and perpetual licenses. In the case of arrangements that include a series of sequential, 6 month time based licenses, clarify whether you consider the "longest time-based maintenance period" to be 6 months or the sum of the sequential periods. Cite the authoritative accounting literature on which your determination is based.

4.   In your response to prior comment No. 6 you indicate that in your multiple element arrangements with semiconductor manufacturers that include a custom software development agreement, internal use time-based licenses and the related maintenance on the newly developed product, you indicate that revenue is being recognized on a straight-line basis over the remaining period of the maintenance starting upon the completion of the development work and the delivery of internal use licenses. Tell us how you considered the separation and allocation guidance in EITF 00-21 for bundled arrangements involving significant customization of software to determine whether SOP 81-1 deliverables should be separated from non-SOP 81-1 deliverables.

Form 10-Q For Fiscal Quarter Ended June 30, 2006

Note 1 – Significant Accounting Policies

Revenue Recognition

5.   We note that in 2006 you "began to incorporate substantive contractual maintenance renewal rates into your agreements at a consistent percentage of the net license fee paid, which establishes VSOE of the fair value of maintenance." Confirm that this statement applies to only perpetual licenses and tell us how you

determined that these renewal rates are substantive. Tell us whether the addition of these terms to your agreements and the related change to your revenue recognition policy impacted the amount of revenue recognized in 2006 and quantify the impact.

6. We note that in 2006 you have entered into arrangements with certain OEMs to slightly modify your existing products. Clarify whether these arrangements include software licenses, and if so, what types and whether the services to "slightly modify your existing products" represent significant production, modification or customization. Tell us the specific accounting literature on which you have relied in determining that recognition of revenue on a straight-line basis "over the longer period of maintenance or the customization services" is appropriate. Tell us how these arrangements differ from the custom software development agreements related to your Structured ASIC products.

7. With regard to your custom software development agreements, we note that "when licenses were not being purchased as part of the agreement, [you] recognized revenue from these development fees on a percentage of completion basis." Please clarify how you determined that these agreements did not include a software license component.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions, please call Morgan Youngwood at (202) 551-3479, Tamara Tangen at (202) 551-3443 or myself at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief

John J. Hanlon
Synplicity, Inc.
August 25, 2006
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